

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Mike Winston
Executive Chairman and Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, Nevada 89135

> **Re: Jet.AI Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2023**
> **File No. 333-274432**

Dear Mike Winston:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 8, 2023

Cover Page

1. For each of the shares being registered for resale, disclose the price that the selling stockholders paid for the shares or the securities overlying such shares.

2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the Prospectus Summary, Risk Factors, MD&A and Use of Proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of the Company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your common stock in connection with your Extension Amendment Proposal and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here to include the total number of redemptions of Oxbridge shares in connection with the consummation of your business combination. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Company's common stock.

Prospectus Summary
Forward Purchase Agreement, page 10

4. We note your disclosures on pages 10-12 regarding the Forward Purchase Agreement and the FPA Funding Amount PIPE Subscription Agreements. Please revise to explain the purpose for entering into these agreements and the inter-relationship between them. In this regard, we refer to the disclosures on page 11 indicating that the Company paid the Prepayment Amount required under the Forward Purchase Agreement directly from the Trust Account to the PIPE/FPA investors in order to fund the PIPE investments. Please disclose the Prepayment Amount paid by the Company to the PIPE/FPA investors and the net proceeds to the Company from this arrangement. Also, discuss here, and add risk factor disclosure, as appropriate, to address risks associated with these arrangements. Lastly, please revise to indicate whether Oxbridge, Jet Token, the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated. We may have additional comments.

Risk Factors
Risks Relating to Ownership of Jet.AI Common Stock, page 25

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Company's common stock. To illustrate this risk, disclose the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

6. We note that the projected revenues for 2023 were $33.9 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the Company's financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months

ended June 30, 2023 was approximately $4.7 million. It appears that you will miss your 2023 revenue projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the Company's financial position and further risks to the business operations and liquidity in light of these circumstances.

Overview, page 43

7. In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Company's common stock, expand your discussion of capital resources to address any changes in the Company's liquidity position since the Business Combination. If the Company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Company's common stock. Your discussion should highlight the fact that your institutional investors, who currently beneficial own over 35.6% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

9. Revise your prospectus to disclose the price that each selling stockholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and warrants, and the price that the public stockholders acquired their shares and warrants. Disclose that while the selling stockholders may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

10. We note that you are registering the primary issuance and the resale of such shares under your Share Purchase Agreement with GEM as an indirect primary offering. Please provide us with your analysis as to why you believe you are able to register the primary issuance of these shares. Refer to Securities Act C&DI 139.13.

11. We note that GEM, a selling stockholder, is the equity line investor under your Share Purchase Agreement dated as of August 4, 2022. Please revise to indicate that GEM is an underwriter. Refer to Securities Act C&DI 139.13.

12. Please revise your prospectus to provide the following disclosures with respect to your Share Purchase Agreement with GEM:

- the material risks of an investment in the Company and in the offering, including:
    - ° the possibility that the Company may not have access to the full amount available to it under the equity line; and
    - ° whether GEM can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the Company's share price.
- the material market activities of the GEM, including:
    - ° any short selling of the Company's securities or other hedging activities that the GEM may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
    - ° how GEM intends to distribute the securities it owns or will acquire.
- how the provisions of Regulation M may prohibit GEM and any other distribution participants that are participating in the distribution of the Company's securities from:
    - ° engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
    - ° purchasing shares in the open market while the equity line is in effect.

13. We note that you are seeking to register the primary issuance of the shares underlying the GEM warrant and shares underlying Series A Preferred Shares. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections C&DIs 103.04, 134.02 and 239.15.

14. We note you have issued issued 270,000 shares of common stock to Maxim to settle your payment obligations under the underwriting agreement dated August 11, 2021, and that up to 125,000 shares of common stock are issuable to Maxim upon conversion of Series A Preferred Shares it holds. However, we note that Maxim is offering 510,000 shares for resale under this registration statement. Please explain whether all 510,000 shares being registered for resale by Maxim are deemed outstanding. If all the shares being registered for resale by Maxim are not deemed to be outstanding, please provide your analysis as to why believe you are eligible to register such shares for resale.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeanne Campanelli, Esq.